Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2022 Third Quarter and Year-to-date Results

COLUMBUS, Ohio (October 28, 2022) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three and nine months ended September 30, 2022. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer, commented, “Total revenue of $17.6 million for the first nine months of this year exceeded the 2021 full-year amount. Our financial results for the 2022 year-to-date and third quarter periods reflect solid progress, especially considering the one-time Employee Retention Tax credits and first quarter gain on extinguishment of debt recognized in 2021. We are proactively managing our business in a challenging environment while pursuing exciting growth initiatives.”

Mr. Young continued, “During the 2022 third quarter we installed a new vacuum hot press. This new equipment increases our manufacturing capacity and has already enabled us to develop new products. These achievements enhance our R&D and marketing initiatives which involve active collaboration with our customers to create innovative, value-added solutions.”

Total Revenue

For the nine months ended September 30, 2022, total revenue increased 73% to a record $17,648,275 compared to $10,205,528 for the same period last year. Total revenue for the 2022 third quarter increased 12% to $5,816,838 from $5,211,169 a year ago. Higher pricing, primarily attributable to increased raw material costs, higher volume and product mix contributed to the increases in 2022 for both the year-to-date and third quarter periods.

Order backlog was approximately $4.2 million on September 30, 2022, compared to $3.6 million on the same date a year ago. Orders remain solid while customers continue to prefer intra-quarter shipments.

ERC Tax Credit

The Company recorded an Employee Retention Credit (ERC) during each of the first three quarters last year. In the 2021 year-to-date period, recognition of the ERC totaled $560,921 which resulted in lower cost of revenue of $323,038 and lower operating expenses of $237,883. For the three months ended September 30, 2021, the Company recognized an ERC of $153,713, which reduced cost of revenue by $84,763 and operating expenses by $68,950.

Gross profit

Gross profit increased 33% to $3,543,352 for the first nine months of 2022 from $2,667,958 for the same period last year due to record year-to-date revenue. For the three months ended September 30, 2022, gross profit was $1,171,583 compared to $1,302,368 last year. Higher volume and product mix for the 2022 third quarter was offset by increased raw material costs and the 2021 third quarter benefited from the ERC.

Operating expenses

Operating expenses (general and administrative, research and development, and marketing and sales) were $1,727,901 for the 2022 year-to-date period compared to $1,187,353 for the same period last year. The 2022 third quarter operating expenses were $561,868 versus $425,341 a year ago. Excluding the ERC recognized in 2021, operating expenses for the first nine months and third quarter of 2021 were $1,425,236 and $494,291, respectively. Operating expense increases for both periods in 2022 compared to 2021 were primarily attributable to additional staff, higher compensation, professional expenses, increased travel expenses related to in-person customer visits and participation in trade shows.

EBITDA*

EBITDA (earnings before interest, income taxes, depreciation, and amortization) of $2,112,174 for the nine months ended September 30, 2022, was flat compared to the same period last year. The Company’s 2022 third quarter EBITDA was $708,717 versus $968,063 the prior year. Lower gross profit and higher operating expenses resulted in lower net income which impacted the 2022 third quarter versus 2021 comparison.

Income Applicable to Common Stock

For the 2022 year-to-date period, income applicable to common stock was $1,491,977 versus $1,424,701 the prior year, an increase of approximately 5%. This was due to higher revenue and gross profit notwithstanding a $325,300 gain on extinguishment of debt and $560,921 attributable to the ERC which benefited the prior year results. Earnings per common share were $0.33 compared to $0.32 for the same period in 2021. For the 2022 third quarter, income applicable to common stock was $442,703, or $0.10 per share, versus $662,644, or $0.15 per share in the prior year. Increased revenue for the three months ended September 30, 2022, was offset by lower gross profit due to higher raw material costs and higher operating expenses compared to a year ago.

Net Cash and Total Debt Outstanding

Cash on hand on September 30, 2022, was a record $5,614,257 compared to $4,140,942 on December 31, 2021, and $3,953,385 on the same date a year ago. The 36% increase since 2021 year-end was primarily due to $2,051,679 from net cash provided by operating activities for the first nine months of

2022. During the 2022 third quarter, the Company paid $245,000 in cash for the remaining amount due plus installation costs for its new vacuum hot press.

Total debt outstanding was $171,087 on September 30, 2022, versus $243,218 on December 31, 2021, a decrease of approximately 30%. During the first nine months and third quarter of 2022 the Company made principal payments of $72,131 and $24,305, respectively, for finance lease obligations.

*A reconciliation of the differences between the GAAP and non-GAAP financial measure of EBITDA as used in this release with the most directly comparable GAAP financial measures is included in the financial schedules that are a part of this release. This non-GAAP financial measure is intended to supplement and should be read together with our financial results. It should not be considered an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of this financial information should not place undue reliance on this non-GAAP financial measure.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end user and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc

https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2021. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company.

The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

ASSETS
	September 30,	December 31,
	2022	2021
	(UNAUDITED)
Current Assets
Cash	$5,614,257	$4,140,942
Accounts receivable, less allowance for doubtful accounts	688,382	531,577
Inventories	1,452,588	1,073,218
Prepaid expenses	91,792	678,357
Total current assets	7,847,019	6,424,094
Property and Equipment, at cost	9,444,349	8,966,488
Less accumulated depreciation	(7,087,742)	(6,809,850)
Property and Equipment, net	2,356,607	2,156,638
Right of use asset, net	207,958	274,298
Deferred tax asset	375,820	663,820
Other assets	86,242	89,552
Total other assets	670,020	1,027,670
TOTAL ASSETS	$10,873,646	$9,608,402
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$99,909	$96,702
Operating lease, current	103,653	97,292
Accounts payable	506,748	250,383
Customer deposits	1,282,178	1,724,556
Accrued expenses	410,979	348,026
Total current liabilities	2,403,467	2,516,959
Long term debt	71,178	146,516
Operating lease, long term	127,078	205,623
Total liabilities	2,601,723	2,869,098
Total Shareholders' Equity	8,271,923	6,739,304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,873,646	$9,608,402

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
(UNAUDITED)

	THREE MONTHS ENDED SEPT. 30,		NINE MONTHS ENDED SEPT. 30,
	2022	2021	2022	2021
Revenue	$5,816,838	$5,211,169	$17,648,275	$10,205,528
Cost of revenue	4,645,255	3,908,801	14,104,923	7,537,570
Gross profit	1,171,583	1,302,368	3,543,352	2,667,958
General and administrative expense	374,193	306,997	1,170,782	878,586
Research and development expense	93,081	56,612	272,197	149,208
Marketing and sales expense	94,594	61,732	284,922	159,559
Income from operations	609,715	877,027	1,815,451	1,480,605
Gain on extinguishment of debt	—	—	—	(325,300)
Interest (income) expense	(363)	8,156	11,899	24,808
Income before provision for income taxes	610,078	868,871	1,803,552	1,781,097
Provision for income tax expense	167,375	200,189	311,575	338,282
Net income	442,703	668,682	1,491,977	1,442,815
Dividends on preferred stock	—	6,038	—	18,114
INCOME APPLICABLE TO COMMON STOCK	$442,703	$662,644	$1,491,977	$1,424,701
Earnings per share - basic and diluted
Income per common share
Basic	$0.10	$0.15	$0.33	$0.32
Diluted	$0.10	$0.15	$0.33	$0.32
Weighted average shares outstanding
Basic	4,516,518	4,500,256	4,513,785	4,492,736
Diluted	4,544,651	4,531,523	4,541,590	4,521,746

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	2022	2021
CASH PROVIDED BY (USED IN):
Operating activities	$2,051,679	$1,780,698
Investing activities	(506,233)	(596,997)
Financing activities	(72,131)	(147,867)
NET INCREASE IN CASH	1,473,315	1,035,834
CASH - Beginning of period	4,140,942	2,917,551
CASH - End of period	$5,614,257	$3,953,385

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2022	2021	2022	2021
Net income	$442,703	$668,682	$1,491,977	$1,442,815
Interest	(4,000)	2,984	(169)	8,114
Income taxes	167,375	200,189	311,575	338,282
Depreciation and amortization	102,639	96,208	308,791	329,104
EBITDA	708,717	968,063	2,112,174	2,118,315
Stock based compensation	8,671	8,670	40,642	39,232
Adjusted EBITDA	$717,388	$976,733	$2,152,816	$2,157,547